Exhibit 99.1

          The Financial Statements of Salamon Group, and Notes to Financial Statements together with the Reports of Independent Registered Public Accounting Firms of KMJ Corbin & Company LLP and Manning Elliott, LLP, required by this Item commences on page F-3 hereof and are incorporated herein by this reference.

SALAMON GROUP, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Salamon Group, Inc.

We have audited the accompanying balance sheet of Salamon Group, Inc. (a development stage company) (the "Company") as of December 31, 2006, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. We did not audit the cumulative data from April 27, 2001 (inception) to December 31, 2005 in the statements of operations, stockholders' deficit and cash flows, which were audited by other auditors whose report dated April 12, 2006, which expressed an unqualified opinion (the report was modified related to the uncertainty of the Company's ability to continue as a going concern) has been furnished to us. Our opinion, insofar as it relates to the amounts included for the cumulative period from April 27, 2001 (inception) to December 31, 2005 is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Salamon Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended and for the period from April 27, 2001 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1, the Company has no revenues and has suffered recurring losses from operations since inception, has a working capital deficit and has a deficit accumulated during the development stage at December 31, 2006. These items, among other matters, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

/s/ KMJ | Corbin & Company LLP

Irvine, California
April 14, 2007

11th floor, 1050 West Pender Street, Vancouver
BC, Canada V6E 3S7
Tel: 604.714.3600 Fax: 604.714.3669

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Salamon Group, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Salamon Group, Inc. (A Development Stage Company) as of December 31, 2005 and the related statements of operations, stockholders' deficit and cash flows for the period from April 27, 2001 (Inception) to December 31, 2005 and the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salamon Group, Inc. (A Development Stage Company) as of December 31, 2005, and the results of its operations and its cash flows for the period from April 27, 2001 (Inception) to December 31, 2005 and the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or profitable operations since inception and has a severe working capital deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Manning Elliott LLP
Chartered Accountants

Vancouver, Canada
April 12, 2006

SALAMON GROUP, INC.
(A Development Stage Company)

BALANCE SHEET

December 31,
2006
ASSETS
Current assets:
Cash	$30

Total assets	$30

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$17,093
Due to related party	82,217
Total liabilities	99,310

Contingencies

Stockholders’ deficit:
Preferred stock, no par value; 10,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $0.001 par value; 40,000,000 shares authorized,
8,962,820 shares issued and outstanding	8,963
Additional paid-in capital	120,816
Deficit accumulated during the development stage	(229,059)
Total stockholders’ deficit	(99,280)

$30

See accompanying notes to financial statements

SALAMON GROUP, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

			For The Period
	For The Year	For The Year	From April 27,
	Ended	Ended	2001 (Inception)
	December 31,	December 31,	to December 31,
	2006	2005	2006

General and administrative expenses:
Amortization of intangible assets	$-	$-	$55,000
Depreciation of property and equipment	279	325	4,515
Consulting and technical services	-	-	11,109
Foreign exchange loss	-	1,677	4,208
Interest and bank charges	76	74	522
Office, telephone and miscellaneous	6,000	4,486	28,722
Professional fees	10,046	14,310	75,259
Transfer agent and filing fees	5,413	5,650	14,347
Travel and entertainment	6,000	4,580	35,377

Net loss	$(27,814)	$(31,102)	$(229,059)

Loss per share:
Basic and diluted	$-	$-

Weighted average shares outstanding	8,962,820	8,962,820

See accompanying notes to financial statements

SALAMON GROUP, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

			For the Period
	For The Year	For The Year	From April 27,
	Ended	Ended	2001 (Inception)
	December 31,	December 31,	to December 31,
	2006	2005	2006

Cash flows from operating activities:
Net loss	$(27,814)	$(31,102)	$(229,059)
Adjustments to reconcile net loss to net
cash used in operating activities:
Amortization of intangible asset	-	-	55,000
Depreciation of property and equipment	279	325	4,515
Estimated fair value of common stock issued
for services	-	-	21,779
Changes in operating assets and liabilities:
Accounts payable	(2,099)	5,236	17,093

Net cash used in operating activities	(29,634)	(25,541)	(130,672)

Cash flows from investing activities:
Purchase of property and equipment	-	-	(4,515)
Purchase of license	-	-	(50,000)

Net cash used in investing activities	-	-	(54,515)

Cash flows from financing activities:
Advances from related parties, net	29,639	25,538	82,217
Issuance of common stock for cash	-	-	103,000

Net cash provided by financing activities	29,639	25,538	185,217

Net change in cash	5	(3)	30

Cash, beginning of period	25	28	-

Cash, end of period	$30	$25	$30

Noncash:
Shares for license	-	-	$5,000

See accompanying notes to financial statements

SALAMON GROUP, INC.
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' DEFICIT

From April 27, 2001 (Inception) to December 31, 2006

	Common Stock
				Deficit
				Accumulated
			Additional	During the	Total
			Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Deficit

Balance at April 27, 2001 (inception)	-	$-	$-	$-	$-
Shares issued for cash	1,850,324	1,850	34,682	-	36,532
Estimated fair value of shares
issued for purchase of license	5,000,000	5,000	-	-	5,000
Estimated fair value of shares	702,450	703	-	-	703
issued for services
Net loss	-	-	-	(34,337)	(34,337)

Balance at December 31, 2001	7,552,774	7,553	34,682	(34,337)	7,898
Shares issued for cash	481,046	481	43,527	-	44,008
Estimated fair value of shares	500,000	500	9,900	-	10,400
issued for services
Net loss	-	-	-	(54,959)	(54,959)

Balance at December 31, 2002	8,533,820	8,534	88,109	(89,296)	7,347
Shares issued for cash	183,640	184	22,276	-	22,460
Estimated fair value of shares	143,960	144	392	-	536
issued for services
Estimated fair value of shares	101,400	101	10,039	-	10,140
issued for expenses
Net loss	-	-	-	(47,881)	(47,881)

Balance at December 31, 2003	8,962,820	8,963	120,816	(137,177)	(7,398)
Net loss	-	-	-	(32,966)	(32,966)

Balance at December 31, 2004	8,962,820	8,963	120,816	(170,143)	(40,364)
Net loss	-	-	-	(31,102)	(31,102)

Balance at December 31, 2005	8,962,820	8,963	120,816	(201,245)	(71,466)
Net loss	-	-	-	(27,814)	(27,814)

Balance at December 31, 2006	8,962,820	$8,963	$120,816	$(229,059)	$(99,280)

See accompanying notes to financial statements

SALAMON GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1.	Nature of Operations and Continuance of Business

Salamon Group, Inc. (the "Company") was incorporated in the state of Nevada on April 27, 2001 (“Inception”). The Company is a development stage company whose principal business plan is to seek earnings by exploiting technology held under a license agreement.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to a going concern. At December 31, 2006, the Company has no revenues to date, has accumulated losses of $229,059 and a working capital deficit of $99,280 and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. Management plans to continue to provide for the Company's capital needs during the year ended December 31, 2007 by issuing debt and equity securities and by the continued support of its related party. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. There is no assurance that funding will be available to continue the Company’s business operations.

On July 5, 2001, the Company entered into a licensing agreement with Space Globe Technologies Ltd. ("Space Globe"), a Canadian corporation. The agreement allows the Company to use certain technology with respect to a power cell technology used for internal and external electrical applications.

The Company operates in one segment.

2.	Summary of Significant Accounting Policies

(a)	Development Stage Enterprise

The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establishing a new business, and its planned principal operations have not yet commenced. All losses accumulated since Inception have been considered as part of the Company's development stage activities.

(b)	Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over the estimate useful lives of each asset using the following annual rates.

Computer equipment	3 years straight-line
Office equipment	5 years straight-line

(c)	Intangible Asset

The cost to acquire a license was capitalized. The costs were amortized on a straight-line basis over three years and are fully amortized at December 31, 2006.

(d)	Basic and Diluted Net Loss Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” SFAS No. 128 requires presentation of both basic and diluted loss per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive

SALAMON GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is antidilutive. At December 31, 2006 and 2005, there are no potentially dilutive instruments outstanding.

(e)	Income Taxes

The Company determines its income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(f)	Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes. Actual results could differ from those estimates.

(g)	Financial Instruments

The fair values of cash, accounts payable, and amounts due to related party approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

(h)	Stock-Based Compensation

As of December 31, 2006, the Company has not issued any share-based payments to its employees.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) No. 25 and amends SFAS No. 95, “Statement of Cash Flows”. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The provisions of this statement are effective for the Company as of January 1, 2006.

SFAS No. 123(R) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123(R) also establishes accounting requirements for measuring, recognizing and reporting share- based compensation, including income tax considerations. The Company adopted SFAS No. 123(R) using the modified prospective application in January 2006. Under the modified prospective application, the cost of new awards and awards modified, repurchased or cancelled after the required effective date and the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS No. 123.

SALAMON GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The adoption of SFAS No. 123(R)’s fair value method will have a negative impact on the Company’s results of operations if the Company grants share-based payments to its employees in the future, although it will have no impact on its overall financial position. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting literature. The requirement will reduce net operating cash flows and increase net financing cash flows in periods of adoption.

Issuance of Stock for Non-cash Consideration

All issuances of the Company’s common stock for non-cash consideration have been assigned a dollar amount equaling either the market value of the shares issued or the value of consideration received whichever is more readily determinable. The majority of the non-cash consideration received pertains to services rendered by consultants and others and has been valued at the market value of the shares issued. In certain issuances, the Company may discount the value assigned to the stock issued for illiquidity and restrictions on resale.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF Issue No. 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.” The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

(i)	Foreign Currency Transactions/Balances

Transactions in currencies other than the U.S. dollar are translated at the rate in effect on the transaction date. Any balance sheet items denominated in foreign currencies are translated into U.S. dollars using the rate in effect on the balance sheet date.

(j)	New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, ("FIN 48"), entitled "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which defines the threshold for recognizing the benefits of tax return positions as well as provide guidance regarding the measurement of the resulting tax benefits. FIN 48 requires a company to recognize for financial statement purposes the impact of a tax position if that position is "more likely than not" to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). FIN 48 will be effective as of the beginning of the Company's fiscal year ending December 31, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company does not expect the adoption of FIN 48 to have a material effect on its financial statements.

In September 2006, the Securities and Exchange Commission’s Staff issued Staff Accounting Bulletin (“SAB”) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to require registrants to quantify financial statement misstatements that have been accumulating in their financial statements for years and to correct them, if material, without restating. Under the provisions of SAB No. 108, financial

SALAMON GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

statement misstatements are to be quantified and evaluated for materiality using both balance sheet and income statement approaches. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. This statement provides guidance related to the definition of fair value, the methods used to measure fair value and disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its financial statements.

3.	Property and Equipment

Property and equipment consist of the following as of December 31, 2006:

Computer equipment	$3,161
Office equipment	1,354
4,515
Less accumulated depreciation	(4,515)

$-

4.	Stockholders’ Deficit

(a)

During the year ended December 31, 2003, 183,640 shares were issued for cash of $22,460 at an average price of $0.12 per share and 245,360 shares were issued for services and other expenses with a fair value of $10,676 at an average price of $0.04 per share

(b)

During the year ended December 31, 2002, 481,046 shares were issued for cash of $44,008 at an average price of $0.09 per share and 500,000 shares were issued for services with a fair value of $10,400 at an average price of $0.02 per share.

(c)

During the period ended December 31, 2001, 1,850,324 shares were issued for cash of $36,532 at an average price of $0.02 per share and 702,450 shares were issued for services with a fair value of $703 at an average price of $0.001 per share.

	(d)	On July 5, 2001, 5,000,000 shares with a stated par value of $0.001 per share were issued as part of the consideration to acquire a license (see Note 5).

	(e)	As of December 31, 2006, there are no preferred shares issued and outstanding.

	(f)	The Company has not granted any stock options or warrants.

5.	Related Party Transactions

(a)

Amounts due to related party consist of advances from Space Globe Technologies Ltd. (“Space Globe”) which are unsecured, non-interest bearing and are due on demand. The sole shareholder and sole director of Space Globe is John Salamon who is the President and a Director of the Company. Space Globe made advances to the Company of $29,639 in 2006 and $25,538 in 2005.

SALAMON GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(b)

On July 5, 2001, the Company purchased a license related to certain power cell technology for cash of $50,000 and five million common shares of the Company valued at $5,000 from Space Globe (see Note 4).

(c)

During the year ended December 31, 2006, the Company shared office space and travel arrangements with another entity owned by its executive officer. During the year ended December 31, 2006, the Company incurred approximately $6,000 and $6,000 of allocated rent and travel expense.

6.	Income Taxes

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2006		2005
Statutory federal income tax rate	34%		34%
Statement income taxes, net of federal benefit	-		-
Change in valuation allowance	(39%	)	(39%	)
Other	5%		5%
	-		-

The following is a summary of the significant components of the Company’s deferred income tax asset as of December 31, 2006:

Net operating loss carryforwards	$97,000
Less valuation allowance	(97,000)
$-

At December 31, 2006, the Company had net operating loss carryforwards of approximately $230,000 available to offset future federal and state income taxes and will begin to expire in 2024 and 2016, respectively. SFAS No. 109 requires that the tax benefit of such net operating losses be recorded using current tax rates as an asset to the extent management assesses the utilization of such net operating losses to be more likely than not. Based upon the Company’s short term historical operating performance, the Company provided a full valuation allowance against the deferred tax asset in 2006. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. At December 31, 2006, the effect of such limitation, if imposed, has not been determined.

7.	Contingencies

(a)	Litigation

The Company may become involved in certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of any such matter will have a material effect on the Company's financial position or results of operations.

SALAMON GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(b)	Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Nevada. These indemnities include certain agreements with the Company's officers under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.